Exhibit 99.2

Bitdeer Announces Pricing of US$360.0 Million Convertible Senior Notes Offering

November 22, 2024

SINGAPORE, Nov. 22, 2024 (GLOBE NEWSWIRE) — Bitdeer Technologies Group (Nasdaq: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for blockchain and high-performance computing, today announced the pricing of US$360.0 million principal amount of 5.25% Convertible Senior Notes due 2029 (the “notes”) in a private placement (the “offering”) to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The Company has also granted the initial purchasers of the notes an option to purchase, within a 13-day period beginning on, and including, the date on which the notes are first issued, up to an additional US$40.0 million principal amount of the notes. The sale of the notes is expected to close on November 26, 2024, subject to customary closing conditions.

The notes will be general, senior unsecured obligations of the Company and will bear interest at a rate of 5.25% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2025. The notes will mature on December 1, 2029, unless earlier converted, redeemed or repurchased. Upon conversion, the Company will pay or deliver, as the case may be, cash, Class A ordinary shares par value US$0.0000001 per share, of the Company (the “Class A ordinary shares”) or a combination of cash and Class A ordinary shares, at its election. The initial conversion rate of the notes will be 62.7126 Class A ordinary shares per US$1,000 principal amount of such notes (equivalent to an initial conversion price of approximately US$15.95 per Class A ordinary share). The initial conversion price of the notes represents a premium of approximately 42.5% over the last reported sale price of the Class A ordinary shares on the Nasdaq Capital Market on November 21, 2024.

The Company may redeem for cash all or any portion of the notes (subject to certain limitations), at its option, on or after December 6, 2027 and prior to the 41st scheduled trading day immediately preceding the maturity date, if (i) the last reported sale price of the Class A ordinary shares has been at least 150% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption and (ii) certain liquidity conditions have been satisfied, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. If the Company redeems less than all of the outstanding notes, at least US$75.0 million aggregate principal amount of notes must be outstanding and not called for optional redemption as of the time the Company sends the related notice of redemption, and after giving effect to the delivery of such notice of redemption.

In addition, the Company may redeem for cash all but not part of the notes at any time prior to the 41st scheduled trading day immediately preceding the maturity date if less than US$25.0 million aggregate principal amount of notes remains outstanding at such time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. The Company may also redeem for cash all but not part of the notes in the event of certain tax law changes at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date and any additional amounts which would otherwise be payable to such redemption date with respect to such redemption price, as described in the indenture that will govern the notes.

On December 6, 2027 and if the Company undergoes a “fundamental change” (as defined in the indenture that will govern the notes), subject to certain conditions and a limited exception, holders may require the Company to repurchase for cash all or any portion of their notes at a repurchase price or fundamental change repurchase price, as applicable, equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the relevant  repurchase date.  In addition, following certain corporate events that occur prior to the maturity date of the notes or following the Company’s delivery of a notice of redemption, the Company will, in certain circumstances, increase the conversion rate of the notes for a holder who elects to convert its notes in connection with such a corporate event or convert their notes called (or deemed called) for redemption in connection with such notice of redemption, as the case may be.

The Company estimates that the net proceeds from the offering will be approximately US$348.2 million (or approximately US$387.0 million if the initial purchasers exercise their option to purchase additional notes in full), after deducting the initial purchasers’ discounts and estimated offering expenses payable by the Company. The Company intends to use a portion of the net proceeds from the offering to pay the cost of the zero-strike call option transaction and to pay the cash consideration for the concurrent note exchange transactions that it has entered into, each as described below. The Company intends to use the remaining net proceeds from the offering for datacenter expansion, ASIC based mining rig development and manufacture, as well as working capital and other general corporate purposes. If the initial purchasers exercise their option to purchase additional notes, the Company expects to use the net proceeds from the sale of the additional notes for datacenter expansion, ASIC based mining rig development and manufacture, as well as working capital and other general corporate purposes as described above.

In connection with the pricing of the notes, the Company has entered into a privately negotiated zero-strike call option transaction with one of the initial purchasers or its affiliate (the “option counterparty”). Pursuant to the zero-strike call option transaction, the Company will pay a premium equal to approximately US$160.0 million for the right to receive, without further payment, approximately 14.3 million Class A ordinary shares (subject to customary adjustment), with delivery thereof by the option counterparty at expiry, subject to early settlement of the zero-strike call option transaction in whole or in part at the option counterparty’s discretion. In the case of settlement at expiration or upon any early settlement, the option counterparty will deliver to the Company the number of Class A ordinary shares underlying the zero-strike call option transaction or the portion thereof being settled early. The zero-strike call option transaction is intended to facilitate privately negotiated derivative transactions with respect to the Class A ordinary shares between the option counterparty (or its affiliate) and certain investors in the notes by which those investors will be able to hedge their investment in the notes. Those activities, which are expected to occur concurrently with or shortly after the pricing of the offering, could increase (or reduce the size of any decrease in) the market price of the Class A ordinary shares and/or the notes at that time.

The option counterparty (or its affiliate) may modify its hedge positions by entering into or unwinding derivative transactions with respect to the Class A ordinary shares and/or purchasing or selling Class A ordinary shares or other securities of the Company in secondary market transactions at any time following the pricing of the notes and shortly before or after the expiry or early settlement of the zero-strike call option transaction, and, the Company has been advised that the option counterparty may unwind its derivative transactions and/or purchase or sell the Class A ordinary shares in connection with the expiry of the zero-strike call option transaction or any early settlement of the zero-strike call option transaction at the option counterparty’s discretion, including any early settlement relating to any conversion, repurchase or redemption of the notes. Those activities could also increase (or reduce the size of any decrease in) or decrease (or reduce the size of any increase in) the market price of the Class A ordinary shares and/or the notes.

If the zero-strike call option transaction fails to become effective, whether or not the offering is completed, the option counterparty may unwind its hedge positions with respect to the Class A ordinary shares, which could adversely affect the market price of the Class A ordinary shares and, if the notes have been issued, the market price of the notes.

Concurrently with the pricing of the notes in the offering, the Company expects to enter into privately negotiated transactions with certain holders of its 8.50% convertible senior notes due 2029 (the “existing 2029 notes”) to exchange for approximately US$16.6 million in cash and approximately 9.2 million Class A ordinary shares, approximately US$74.8 million aggregate principal amount of its existing 2029 notes, on terms negotiated with such holders (each, a "note exchange transaction"). This press release is not an offer to exchange the existing 2029 notes, and the offering of the notes is not contingent upon the exchange of the existing 2029 notes.

In connection with any note exchange transaction, the Company expects that holders of the existing 2029 notes that are repurchased by the Company as described above and who have hedged their equity price risk with respect to such notes (the “hedged holders”) will unwind all or part of their hedge positions by buying the Class A ordinary shares and/or entering into or unwinding various derivative transactions with respect to the Class A ordinary shares. The amount of the Class A ordinary shares to be purchased by the hedged holders or in connection with such derivative transactions may be substantial in relation to the historical average daily trading volume of the Class A ordinary shares. This activity by the hedged holders could increase (or reduce the size of any decrease in) the market price of the Class A ordinary shares. The Company cannot predict the magnitude of such market activity or the overall effect it will have on the price of the notes or the Class A ordinary shares.

The notes and any Class A ordinary shares issuable upon conversion of the notes have not been and will not be registered under the Securities Act, any state securities laws or the securities laws of any other jurisdiction, and unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws.

This press release is neither an offer to sell nor a solicitation of an offer to buy any of these securities nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan.

 Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements include, among others, statements relating to Bitdeer’s expectations regarding the completion of the offering and the note exchange transactions and the expected use of proceeds from the sale of the notes and potential impact of the offering, the note exchange transactions,  the zero-strike call option transaction each as described above or related transactions on the market price of the Class A ordinary shares or the trading price of the notes. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including risks and uncertainties associated with market conditions and the satisfaction of closing conditions related to the offering and the note exchange transactions, as well as discussions of potential risks, uncertainties and other factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as those discussed in Bitdeer’s subsequent filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements as there are important factors that could cause actual results to differ materially from those in forward-looking statements, many of which are beyond Bitdeer’s control. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations
Yujia Zhai
Orange Group
bitdeerir@orangegroupadvisors.com

Public Relations

Nishant Sharma

BlocksBridge Consulting

bitdeer@blocksbridge.com

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